                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF NOVEMBER, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F      X      Form 40-F
                    -----------           ------------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes               No     X
              -----------      -----------

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                                                      [CNH LOGO]



                         NEWS RELEASE


                         For Immediate Release

                         CNH ANNOUNCES PLANS FOR TRACTOR ASSEMBLY
                         OPERATIONS IN RACINE

            For more     Racine, Wisconsin (November 17, 2000) - CNH Global
information contact:     (N:CNH) said today that it will create a tractor
                         assembly operation in Racine, Wisconsin, separate from
William B. Masterson     the existing tractor production facility that the
     01 262 636 5793     company previously said it would close. The assembly
                         operation will be at the same location as the company's transmission plant in Racine and will supply large, row-crop tractors for North America and other markets around the world.

                         The company recently finalized a $5.625 million economic incentive package from the state of Wisconsin that, together with a new work agreement reached with United Auto Workers last week, make it possible for the company to develop the new assembly operation. In addition, the Racine County Economic Development Corporation will provide a $400,000 loan for the project. Based upon current production levels, the operation is expected to employ approximately 125 hourly workers. However, employment would flex in accordance with production levels. The agricultural equipment market is currently in a low demand period, as a result of low farm commodity prices. The labor agreement also makes it possible for CNH to proceed with negotiations to sell its foundry, which is adjacent to the Racine tractor plant.


                         "I am extremely pleased that we were able to work together with the union and state and local government officials to keep Racine a source for supplying tractors," said Jean-Pierre Rosso, chairman. "This solution fits well with our industrial consolidation effort and will make CNH more competitive, while ensuring a high quality tractor for our customers, based upon a global product platform."


                         "We are in the midst of a multi-year integration plan that is expected to create at least $600 million in synergies for CNH and an assembly operation for row-crop tractors is consistent with our goal of lowering fixed costs and leveraging our production volume for greater efficiency," added Paolo Monferino, president and chief executive officer. "This is a positive solution for everyone."

                         CNH announced in June 2000 that it would close the current tractor manufacturing plant in Racine as part of a worldwide consolidation of the company's industrial operations. The company was considering several options for production of row-crop tractors, including consolidating tractor manufacturing at another CNH facility. In North America, CNH makes four-wheel-drive tractors at its plant in Fargo, North Dakota, and assembles compact tractors at its Dublin, Georgia, plant.


                         With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt earth-moving equipment, New Holland, New Holland Construction, O&K and Steyr.


                                                  ###

                                   SIGNATURES

          PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                      CNH Global N.V.



                                      By: /s/ Kevin J. Hallagan
                                         ---------------------------
                                              Kevin J. Hallagan
                                              Vice President, Associate General
                                              Counsel and Assistant Secretary



November 20, 2000